FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	August, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated August 2, 2006, relating to: Lafarge First Half 2006 Results

Page 1 of 32 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, August 2, 2006

FIRST HALF RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2006

VERY STRONG EARNINGS GROWTH

CONFIRMATION OF FAVORABLE TRENDS FOR 2006

STRONG INCREASE OF ALL KEY FIGURES IN H1 2006

• Sales up 21% • Current operating income up 41%	• Cash flow from operations up 55% • Earnings per share up 48% to €3.14

GROUP HIGHLIGHTS

•	Very strong earnings growth in all our businesses in H1 2006.

•	Strong organic growth (+15% in sales and +39% in current operating income), fuelled by the Group’s solid positions.

•	Price increases exceed higher costs.

•	Strong increase in earnings per share (+48%).

•	Acquisition of minority interests in Lafarge North America completed on May 16, 2006. New organization in place in North America, to accelerate decision-making and cost reductions.

•	Successful start-up of a new cement plant in Mexico (Tula) and of a grinding plant in Vietnam. Construction of new capacity launched to respond to market growth and consolidate our positions (cement and gypsum in fast-growing markets).

•	Launch of divestment program.

•	Confirmation of favorable trends for the year.

BRUNO LAFONT, CHIEF EXECUTIVE OF LAFARGE, STATED:

“We are in line with our targets. The Group has demonstrated its ability to take advantage of its positions and of favorable trends in its markets, to increase prices and control costs.

These results allow us to confirm our confidence for 2006.

Focused on its priorities and equipped with a more efficient organization, the Group is today fully committed to the implementation of its Excellence 2008 strategic plan unveiled on June 22.”

Page 2 of 32 Total Pages

CONSOLIDATED ACCOUNTS AS AT JUNE 30, 2006

	June 30 2006 (€ million)	June 30, 2005 (€ million)		Variation (%)
Sales	8,759	7,220		+21%
Current operating income	1,177	837		+41%
Net income	548	359		+53%
Net income per share in €	3.14	€2.12	€	+48%
Cash flow from operations	1,239	798		+55%
Group net debt	10,610	7,863		+35%

CURRENT OPERATING INCOME AT JUNE 30, 2006

	June 30, 2006 (€ million)	June 30, 2005 (€ million)	Variation (%)
Cement	871	652	+34%
Aggregates and Concrete	188	108	+74%
Roofing	37	24	+54%
Gypsum	110	79	+39%
Other	-29	-26	-12%
TOTAL	1,177	837	+41%

OUTLOOK FOR 2006

•	Earnings growth should continue in the second half of 2006, though at a more moderate pace compared to the strong level of activity in H2 2005.

•	We expect our markets to remain favorable. Price increases should exceed cost increases overall over the year. Continuing rises in energy and transportation costs should be mitigated by the impact of our cost-reduction programs.

•	The increase in activity and the full effect of the acquisition of minority interests in Lafarge North America should have a positive impact on earnings per share in the second half of 2006. However, the tax rate in the second half of 2006 should be significantly higher than the particularly favorable level in H2 2005.

H1 2006 HIGHLIGHTS BY BUSINESS

CEMENT

•	Sales up 22% to €4,641 million

•	Current operating income up 34% to €871 million

•	Increase in operating margin to 18.8%, compared to 17.2% in H1 2005

•	Higher volumes in an environment marked by strong market growth

•	Price increases in most of our markets, exceeding the strong rise in energy and transport costs overall.

Page 3 of 32 Total Pages

AGGREGATES AND CONCRETE

•	Sales up 27% to €2,973 million

•	Current operating income up 74% to €188 million

•	Significant increase in operating margin to 6.3%, from 4.6% in H1 2005

•	Volume growth in most of our markets

•	Significant price increases in a context of sharply rising costs

•	Improvement in product mix thanks to the ongoing success of new value-added concrete products.

ROOFING

•	Sales up 7% to €726 million

•	Current operating income up 54% to €37 million

•	Increase in operating margin to 5.1%, from 3.5% in H1 2005

•	Improvement in Western Europe, thanks to performance progress

•	Results in line with turnaround target.

GYPSUM

•	Sales up 14% to €830 million

•	Current operating income up 39% to €110 million

•	Increase in operating margin to 13.3%, from 10.9% in 2005

•	Continuing strong performance in North America and stable performance in other markets, in an environment marked by a strong increase in costs.

Note to Editors

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-11-26 yvon.brindamour@lafarge.com

Louisa Pearce-Smith: 33-1 44-34-18-18 louisa.pearce-smith@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Lucy Wadge : 33-1 44-34-19-47 lucy.wadge@lafarge.com	Stéphanie Billet : 33-1 44-34-94-59 stephanie.billet@lafarge.com

Page 4 of 32 Total Pages

Practical information: Analysts conference call on First Half Results to June 30, 2006

Following the release of Lafarge’s First Half Results to June 30, 2006, a conference call will be held on:

August 2nd, 2006 at 11:30 French time, in English

(10:30 PM UK time; 05:30AM EDT in North America)

Hosted by Bruno Lafont, Chief Executive Officer and Jean-Jacques Gauthier, Chief Financial Officer

If you wish to participate in the conference call, please dial:

From France: +33 (0) 1 72 26 01 85

From USA, toll free (US only): +1 866 793 42 80

International dial in number: +44 (0) 161 601 89 20

Conference call name: “Lafarge”

Please note that a conference call playback will be available online through www.lafarge.com from 15:00, French time.

You may also access it until August 16, at the following numbers, from 19:30, French time.

From France: +33 (0)1 72 28 01 39

From USA, toll free (US only): +1 866 828 2261

International dial in number: +44 (0)207 075 3214

Pin code for all numbers: 183865#

Statements made in this press release that are not historical facts, including statements regarding volume trends and pricing environment in the second half, demand for our products, energy costs, the increase in earnings per share and other developments in our markets are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 5 of 32 Total Pages

Interim Report

at June 30, 2006

1 CONSOLIDATED KEY FIGURES	PAGE 7

2 REVIEW OF OPERATIONS AND FINANCIAL RESULTS	PAGE 8

3 CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

Page 6 of 32 Total Pages

CONSOLIDATED KEY FIGURES

1. Consolidated key figures

Sales
(million euros)	2006 H1	2005 H1	06/05
			current
By geographical zone of destination
Western Europe	3,459	3,064	13%
North America	2,375	1,834	29%
Mediterranean Basin	399	291	37%
Central and Eastern Europe	465	358	30%
Latin America	403	320	26%
Sub-Saharan Africa	836	654	28%
Asia	822	699	18%
By business line
Cement	4,244	3,482	22%
Aggregates & Concrete	2,963	2,329	27%
Roofing	726	681	7%
Gypsum	819	717	14%
Other	7	11	(36)%
Total	8,759	7,220	21.3%

Current operating income
(million euros)	2006 H1	2005 H1	06/05
			current
By geographical zone
Western Europe	477	391	22%
North America	197	101	95%
Mediterranean Basin	104	83	25%
Central and Eastern Europe	86	44	95%
Latin America	75	65	15%
Sub-Saharan Africa	176	126	40%
Asia	62	27	130%
By business line
Cement	871	652	34%
Aggregates & Concrete	188	108	74%
Roofing	37	24	54%
Gypsum	110	79	39%
Other	(29)	(26)	(12)%
Total	1,177	837	40.6%

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 7 of 32 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

2. Review of operations and financial results

Overview of operations: sales and current operating income

Consolidated sales and current operating income

All data regarding sales, sales volumes and current operating income include the proportional contributions of our proportionately consolidated subsidiaries.

Sales

Sales were up 21.3% to € 8,759 million as at June 30, 2006 compared to first half 2005 sales of € 7,220 million. Changes in the scope of consolidation had a net positive impact of 1.9% or 153 million euros, largely due to the acquisition of Ritchie and Galena in Aggregates & Concrete in the United States, the acquisition of the grinding station of La Esfera in Spain (mid 2005), the positive impact of the termination of the joint venture in Aggregate & Concrete in Spain and Portugal and the positive impact generated by the creation of the Group’s joint venture with Shui On in Cement in China. Currency fluctuations impacted sales by +4.5% or 281 million euros, mainly due to the strong appreciation of the Canadian Dollar, the US Dollar, the Brazilian Real, the Chilean Peso, the South Korean Won and the Nigerian Naira. Consolidated sales at constant scope and exchange rates rose by 14.9% for the first six months of the year and by 12.0% in the second quarter. The strong level of sales in the first half resulted from overall favorable market conditions and from successful price increase implementation in a context of higher energy and transportation costs.

Current operating income

Current operating income was up by 40.6% between the first half of 2005 and 2006, from 837 million euros to 1,177 million euros. This increase is to be compared with the 7.3% drop in the first half of 2005 versus 2004. Currency fluctuations had a slightly positive effect of 15 million euros. Changes in the scope of consolidation resulted in a net decrease of 4 million euros.

At constant scope and exchange rates, current operating income rose by 38.9% and shows a sharp improvement in all segments especially in Aggregate & Concrete.

In the majority of our markets, the sharp increase in energy, raw material transportation costs was more than offset by improved pricing. In this context, good activity environment in all segments led to the significant improvement in current operating income. The ratio SG&A on sales decreased by 1.5%. At +3% at constant scope and exchange rates, the rise in SG&A costs is below the average group’s inflation.

Sales and Current operating income by segment

Sales before interdivisional sales

Individual segment information is discussed below before elimination of interdivisional sales. The figure of sales after elimination of interdivisional sales is also provided for information purpose.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 8 of 32 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Cement

IN MILLION EUROS	30/06/06	30/06/05	% VARIANCE	EXCLUDING FOREIGN EXCHANGE, AND SCOPE EFFECTS
Sales before elimination of interdivisional sales	4,641	3,797	+22.2%	+15.7%
Sales after elimination of interdivisional sales	4,244	3,482	+21.9%	+15.6%
Current operating income	871	652	+33.6%	+32.3%

Sales

in the first half rose by 15.7% excluding foreign exchange and scope effects, (+19.7% in the first quarter, +13.2% in the second quarter). Volumes trends in 2006 were favorable, reflecting overall good weather conditions and growth in most of our markets. Year on year price growth was significant in an environment of higher energy and transportation costs.

Current operating income

of the Cement Division was up 33.6% to 871 million euros in the first half of 2006 compared to 652 million euros in the first half of 2005. Currency fluctuations had a positive impact of 3% or 15 million euros. Changes in the scope of consolidation had a slight negative impact of 1.7% or 11 million euros.

At constant scope and exchange rates, current operating income increased by 32.3% driven by volumes and sales price increases in most of our markets which more than offset the rise in energy, transportation and raw material costs.

WESTERN EUROPE

Current operating income: €316 million

(€260 million end of June 2005)

Sales

were up overall with good volume growth in France, Spain and Greece. The favorable pricing trends across the region more than offset the slightly lower volumes in Germany and the UK.

Current operating income

in Western Europe increased by 22% to 316 million euros compared to 260 million euros in the first half of 2005. Current operating income at constant scope of consolidation and exchange rates was up by 22% compared to 2005. The strong construction market led to robust growth in current operating income in France, despite higher energy expenses. The improvement in prices in Germany, with weak volumes in the first quarter, allowed for flat current operating income. In the United Kingdom, current operating income was slightly up as a result of improved prices offsetting the negative impact of increased energy costs. In Greece, current operating income improved sharply, driven by strong domestic volumes in a dynamic residential activity.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 9 of 32 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

NORTH AMERICA

Current operating income: €110 million

(€81 million end of June 2005)

Sales

increased strongly with robust price increase. Domestic volumes at the end of June, were up 1.9% compared to the same period of last year. Favorable weather in the first quarter led to good volumes; May and June, however, were affected by heavy rains in the Lakes and Northeast regions and softness in Michigan, Ontario and Eastern Canada, resulting in weaker volumes in the second quarter in all regions except West and Southeast.

Current operating income

grew by 35.8% to 110 million euros compared to 81 million euros in 2005. At constant exchange rates, current operating income grew by 22% reflecting favorable pricing trends obtained throughout 2005 and January 2006 in most markets. The significant increase in current operating income was achieved in a context of cost pressure from higher energy costs and additional costs (freight and imports of clinker) to meet the high level in demand.

GROWING MARKETS

Current operating income: €445 million

(€311 million end of June 2005)

Sales

Overall sales grew by 18% at constant scope and exchange rate, with all regions delivering positive growth.

•	Eastern Europe recorded high levels of activity in all countries in the first six months. After a weak first quarter impacted by hard winter conditions, volumes in Poland rose strongly in the second quarter even though pressure on prices remains strong.

•	In the Mediterranean Basin, strong sales growth was recorded with a solid construction sector and good pricing trends in Jordan, Turkey, Egypt and Morocco.

•	In Sub-Saharan Africa, sales benefited from favorable volume and pricing trends across the region, particularly in Nigeria. In South Africa, our volumes have been limited by a kiln fire in H1.

•	In Asia, sales were up throughout the region. In Malaysia, H1 2006 fully benefited from the prices increase as of July 2005, while cement domestic volumes declined slightly. India and South Korea continued to enjoy growth in volumes, while prices are stabilizing in South Korea, and in India they benefited from a favorable mix effect. In the Philippines, demand was impacted by a slow construction sector. In China, volumes were substantially up, benefiting from our new plant in Chongqing.

•	In Latin America, sales were up overall, but with contrasting performance across the region. Very strong volume growth was recorded in Venezuela and Brazil, boosted by a high level of activity in the construction sector and measures taken by the government, while Chile remained sound. Prices in Brazil fell sharply year on year, leading to a significant decline in sales; they stabilized at their level of end of December 2005: no improvement is expected in the short term.

Current operating income

in growing markets went up by 43% to 445 million euros compared to 311 million euros in the first half of 2005. Currency fluctuations varied from country to country but overall had a positive impact on current operating income of 6 million euros. Changes in the scope of consolidation had a negative impact of 11 million euros arising primarily from the integration of the Lafarge Shui On joint venture in China. Current operating income at constant scope and exchange rates increased by 44%.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 10 of 32 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

•	In Central and Eastern Europe, current operating income grew by 93% to 79 million euros compared to 41 million euros in the first half of 2005. Scope and currency fluctuation effect amounted were negligible. This strong performance was achieved primarily by Romania driven by good market conditions. Good level of current operating income was also achieved in Poland and Russia.

•	In the Mediterranean basin, current operating income increased by 21.2% to 97 million euros from 80 million euros in the first half of 2005. The positive impact of currency fluctuations on the region’s current operating income amounted to 2 million euros. Current operating income at constant scope and exchange rates grew by 18% with strong growth, especially in Egypt and Turkey, with volumes up and price increases offsetting higher energy costs.

•	In Latin America, current operating income was slightly up from 61 million euros in the first half of 2005 to 62 million euros. Net currency fluctuations on the region’s current operating income amounted to a positive 6 million euros. At constant scope and exchange rates, current operating income was down 7%. In Brazil the severe price competition led to a sharp fall year on year from a positive 11 million euros current operating income in first half 2005 to a negative 10 million in 2006, as prices sticked at their low level of end of 2005. Elsewhere in the region the operations posted strong level of growth in current operating income, from 50 M€ in 2005 to 72M€ in 2006.

•	In Sub-Saharan Africa, current operating income grew strongly by 40.6% to 149 million euros up from 106 million euros in the first half of 2005. The negative impact of currency fluctuations on the region’s current operating income amounted to 5 million euros. At constant scope of consolidation and exchange rates, current operating income grew by 48% with strong growth in Nigeria and Kenya. In Nigeria, favourable volumes and pricing trends more than offset increased costs. In South Africa a kiln fire led to increased purchase of clinker, limiting the improvement of the current operating income.

•	In Asia, current operating income was up from 23 million euros in the first half of 2005 to 58 million euros. At constant scope of consolidation and exchange rates, current operating income tripled. The strong price recovery in Malaysia explains most of the Region current operating income increase. In South Korea, where the situation remains challenging current operating income was breakeven end of the first half of 2006. In the Philippines, price recovery contributed to the current operating income improvement and in India, growth in current operating income was also driven by good volumes and better pricing.

Aggregates & Concrete

IN MILLION EUROS	30/06/06	30/06/05	% VARIANCE	EXCLUDING FOREIGN EXCHANGE, AND SCOPE EFFECTS
Sales before elimination of interdivisional sales	2,973	2,337	+27.2%	+17.1%
Sales after elimination of interdivisional sales	2,963	2,329	+27.2%	+17.1%
Current operating income	188	108	+74.1%	+74.1%

•	Aggregates and other related products—Current operating income: €97 million (€66 million in the first half of 2005)

•	Concrete and other related products—Current operating income: €91 million (€42 million in the first half of 2005)

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 11 of 32 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Sales

First half sales rose 27.2%, driven by good volumes and strong price increases successfully passed which more than compensated market inflation on costs throughout most markets.

Current Operating Income

of the Aggregates & Concrete Division increased by 74.1% to 188 million euros, up from 108 million euros in the first half of 2005. Currency fluctuations had a negative impact of 2 million euros. Net changes in the scope of consolidation had a positive impact of 7 million euros, arising from small and medium sized aggregates’ acquisitions, essentially in the United States (Ritchie, Galena) and in Central Europe. At constant scope of consolidation and exchange rates, current operating income grew by 74.1%. Current operating income for aggregates totalled 97 million euros up 47% from 66 million euros in the first half of 2005. Currency fluctuations had a negative impact of 1 million euros. The current operating income for concrete totalled 91 million euros up on the first half of 2005 from 42 million euros. The increase in the current operating income of the Division as a whole was derived from strong price increases, good cost control, and favourable market conditions, throughout our portfolio of markets. Successful adaptation of our capacities in several countries enabled us to capture the value of good market conditions.

WESTERN EUROPE

Sales

are strongly up in both aggregates and concrete in Western Europe. For aggregates this was the result of good pricing trends and robust market conditions. In concrete, sales increased in Western Europe due to high volumes in most markets, strong price increases in a context of aggregates and cement higher purchasing costs, as well as to continued product mix improvement, driven by the further development of our value adding products

Current Operating Income

in Western Europe grew by 30% to 121 million euros. The net positive effect of changes in the scope of consolidation arose to 3 million euros. The improvement in current operating income was driven by robust volumes, successful price increases more than covering cost inflation both in aggregate and concrete with France, UK and Spain having the most significant improvements. Asphalt and paving activities in the UK were slightly below last year in a context of lower infrastructure spending.

NORTH AMERICA

Sales

Growth in North America was mainly driven by strong pricing, both in aggregates and concrete.

Current operating income

in North America, improved strongly from a loss of 3 million euros in 2005 to a gain of 30 million euros in 2006. In aggregates, strong pricing gains (9% average) and robust volumes led to improved current operating income in South East US, West Canada and West US. In concrete, current operating income was up, driven by strong improvements in margins including in East Canada, combined with positive effects from strong market conditions primarily in West Canada and South East US.

ELSEWHERE IN THE WORLD

Current operating income

totalled 37 million euros compared to 18 million euros in the first half of 2005. Our portfolio of markets continued to experience strong progress in its current operating income, noticeably in South Africa, Brazil, Chile and Central & Eastern Europe. Successful capacities increase, good pricing and cost control enabled these countries to capture the value of good market conditions.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 12 of 32 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Roofing

IN MILLION EUROS	30/06/06	30/06/05	% VARIANCE	EXCLUDING FOREIGN EXCHANGE, AND SCOPE EFFECTS
Sales	726	681	+6.6%	+4.9%
Current operating income	37	24	+54.2%	+44.5%

Sales

in the first half of 2006 were up by 5% excluding foreign exchange, scope effects, (+10.3% in the first quarter, +1.6% in the second quarter), this good performance being more price than volume driven.

Current operating income

was up 54.2% to 37 million euros from 24 million euros in the first half of 2005. There was no impact from currency fluctuations. The improvement in current operating income was primarily located in Western Europe.

WESTERN EUROPE

Sales

were up in all countries but Germany, which is still below last year with, however, some positive signs of potential market improvement.

Current operating income

in Western Europe rose sharply by 54% to 20 million euros from 13 million euros in the first half of 2005. In Germany, the seasonal operating loss was reduced from 10 to 7 million euros, mostly thanks to costs savings and good developments in chimneys. France recovered from the production difficulties encountered in 2005.

NORTH AMERICA AND OTHER COUNTRIES

Sales

We have seen mixed markets conditions in the United States with California showing a decrease and Florida an increase. Overall, for the United States, volumes were down but prices were up.

Current operating income

was up from 11 million euros to 17 million euros. Current operating income improved mainly in Central and Eastern Europe.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 13 of 32 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Gypsum

IN MILLION EUROS	30/06/06	30/06/05	% VARIANCE	EXCLUDING FOREIGN EXCHANGE, AND SCOPE EFFECTS
Sales before elimination of interdivisional sales	830	725	+14.5%	+13.9%
Sales after elimination of interdivisional sales	819	717	+14.2%	+13.7%
Current operating income	110	79	+39.2%	+38.6%

Sales

in the first half of 2006 rose 13.9% excluding foreign exchange and scope effects, (+15.3% in the first quarter, +12.7% in the second Quarter). The increase in sales was largely driven by favourable market conditions in North America, with higher prices and good volume growth.

Current operating income

grew by 39.2% to 110 million euros up from 79 million euros in the first half of 2005. Currency fluctuations had a slight positive impact on the current operating income, offset by the small negative impact of change in scope.

WESTERN EUROPE

Sales

in Western Europe were up overall, driven by increased volumes in all countries. Volumes in France reflected the strong underlying demand and, in the UK and in Ireland, demand remained solid. In Germany, the volumes increased from the low level experienced in 2005.

Current operating income

in Western Europe was slightly down compared to the first half of 2005 (44 million euros in 2006 compared to 46 million euros in 2005), mostly due to a difficult pricing environment in Germany.

NORTH AMERICA

Sales

Favourable market conditions were seen in North America, with higher prices and good volume growth.

Current operating income

in North America continued to improve significantly. A substantial improvement was delivered, with the current operating income growing to 53 million euros compared to 19 million euros generated in the first half of 2005 in the context of strong price growth, high volume demand and solid plant performance.

OTHER COUNTRIES

Current operating income

was down by 7% to 13 million euros, compared to 14 million euros in the first half of 2005, mostly due to South Korea, where the market is not yet recovering and in Australia, where we experienced decreased volumes and price pressure. Poland’s volumes are increasing but prices remain challenging. In Thailand, the market remains positively oriented, despite the competitive pressure on prices.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 14 of 32 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Other (including holdings)

The operating loss of our other operations amounted to 29 million euros in the first half of 2006 compared to 26 million euros in the first half of 2005.

Other income statement items

Other elements of the operating income: €-69 million (€-56 million in the first half of 2005)

Losses on disposals, net, amounted to 4 million euros compared to gains of 3 million euros in the first half of 2005.

Other operating income (expenses), net, represented a net expense of 65 million euros, compared to a net expense of 59 million euros in the first half of 2005. The most important expense (28 million euros) is the one off stock option charge in North America in connection with the recent Lafarge North America minority buy out, that accelerated the vesting period of these instruments.

Finance costs: € 195 million (€181 million in the first half of 2005)

Financial costs, net increased by 8%. Financial costs, net, are comprised of financial expenses on net indebtedness and other financial income and expenses. Financial expenses on net indebtedness increased by 10%, from 210 million euros to 232 million euros as the result of the increase in average net debt between the first half of 2005 and the first half of 2006. The average interest rate on our gross debt was 5.4% on June 30, 2006 as compared to 5.6% on June 30, 2005. Other financial income and expenses was a net gain of 37 million euros, including mainly the gain on the sale of our residual interest in Materis (€44 million).

Income from associates: €19 million (€14 million in the first half of 2005)

Main improvements come from of our Aggregate and Concrete and Gypsum affiliates.

Income tax: €280 million (€217 million in the first half of 2005)

Income tax increased between the first half of 2005 and 2006, with an effective tax rate decreasing from 35% to 30%, as the first half of 2005 was impacted by the one off tax charge of 80 million euros due to the repatriation into the United States by Lafarge North America of 1.1 billion dollars of cash held in its Canadian subsidiary.

Minority interests: €104 million (€38 million in the first half of 2005)

Minority interests increased to 104 million euros in the first half of 2006. This evolution is explained by several effects going in opposite directions. The minority interest line is reduced by 38 m€ as the result of the acquisition of the minority interests of Lafarge North America. It is increased by 104 m€ due to better net results in Malaysia, Greece, Nigeria and Lafarge North America. Lafarge North America had been adversely affected in H1 2005 by the one off tax impact of 80 million euros, mentioned above.

Net income, Group share: €548 million (€359 million in the first half of 2005)

Net income increased by 53% between the first half of 2005 and the first half of 2006, from 359 million euros to 548 million euros.

Earnings per share: €3.14 (€2.12 at June 30th 2005)

Basic earning per share was up by 48%. The average number of shares outstanding during the first half of 2006 was 174.3 million compared to 169.1 million in the first half of 2005. The increase in the average number of shares is essentially due to the impact of the shares issued in June 2005 to shareholders opting for the reinvestment of the dividend in 2005. At 174.5 million shares, the number of shares at the end of June 2006 is very close to the one reported at the end of 2005 (174.2 million shares).

Cashflow statement

Net cash from operations increased by 133 million euros in the first half of 2006 to 473 million euros (€340 million at the end of June 2005)

The increase arose from higher profits despite additional working capital requirements associated with strong sales. The additional working capital requirement amounted to 766 million euros, 308 million euros more than in the first half of 2005 which benefited from a 160 million euros positive variation due to the deferred payment in July of dividends by Lafarge SA. Expressed in days of sales (count back method), the ratio of operating working capital requirement is decreasing from 66 in June 2005 to 61 in June 2006.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 15 of 32 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Net cash used in investing activities amounted to €3,655 million (€ 681 million in the first half of 2005)

Sustaining capital expenditures (i.e. ongoing upgrading and modernization of existing facilities) totalled €437 million (€327 million in the first half of 2005).

Capital expenditures for new capacity totalling €254 million (€133 million in the first half of 2005), included expenditures on major cement projects such as the new production line in Morocco (€ 15 million euros), China (€18 million) and Mexico (€20 million, end of the project). Also included in this amount were the modernization of the Buchanan New York plant in Gypsum (€42 million) and of the Roofing plants in the South of France (€20 million euros).

External development totalled €3,063 million (€283 million in the first half of 2005), of which the most significant were:

•	the buy out of minority interests in Lafarge North America (2.8 billion euros)

•	the acquisition of Galena in North America in the Aggregates & Concrete business (€57 million euros).

Disposals of €100 million (€58 million in the first half of 2005) were made up of the sale of our remaining stake in Materis and a variety of small divestments of non core assets.

Balance sheet statement

As at June 30, 2006 total equity stood at €10,819 million (€12,329 million at the end of December 2005) and net debt at €10,610 million (€7,221 million at the end of December 2005).

The decrease in equity from the end of December 2005 and the increase of 3,389 million euros of the net consolidated debt are mainly explained by the minority buy out of the minority interests in Lafarge North America.

Outlook

•	Earnings growth should continue in the second half of 2006, though at a more moderate pace compared to the very strong level of activity in H2 2005.

•	We expect our markets to remain favorable. Price increases should exceed cost increases overall over the year. Continuing rises in energy and transportation costs should be mitigated by the impact of our cost-reduction programs.

•	The increase in activity and the full effect of the acquisition of minority interests in Lafarge North America should have a positive impact on earnings per share in the second half of 2006, which will be mitigated by the negative impact of a significantly less favorable tax rate compared to H2 2005.

Statements made in this press release that are not historical facts, including statements regarding volume trends and pricing environment in the second half, as well as our expected operating income are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 16 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

3.  Consolidated financial statements

Consolidated statements of income

MILLION EUROS, EXCEPT PER SHARE DATA	JUNE 30, 2006	JUNE 30, 2005	DECEMBER 31, 2005
Revenue	8,759	7,220	15,969
Cost of sales	(6,534)	(5,407)	(11,618)
Selling and administrative expenses	(1,048)	(976)	(1,994)

Current operating income	1,177	837	2,357
Gains (losses) on disposals	(4)	3	37
Other operating income (expenses)	(65)	(59)	(157)

Operating income	1,108	781	2,237
Finance (costs) income	(195)	(181)	(427)
Income from associates	19	14	38

Income before income tax	932	614	1,848
Income tax	(280)	(217)	(424)
Net Income	652	397	1,424

Out of which:
Group share	548	359	1,096
Minority interests	104	38	328
Basic earnings per share (euros)	3.14	2.12	6.39
Diluted earnings per share (euros)	3.12	2.11	6.34
Basic average number of outstanding shares (in thousands)	174,341	169,145	171,491

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Page 17 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets

MILLION EUROS	AT JUNE 30, 2006	AT JUNE 30, 2005	AT DECEMBER 31, 2005
ASSETS
Non-current assets	21,701	19,589	20,543
Goodwill	8,076	6,446	6,646
Intangible assets	368	352	355
Property, plant and equipment	11,920	11,431	12,171
Investments in associates	390	364	376
Other financial assets	659	654	626
Derivative instruments	40	15	49
Deferred income tax asset	248	327	320

Current assets	7,420	7,119	7,352
Inventories	1,890	1,730	1,857
Trade receivables	3,408	2,994	2,737
Other receivables	944	999	925
Derivative instruments	106	135	98
Cash and cash equivalents	1,072	1,261	1,735

Total assets	29,121	26,708	27,895

LIABILITIES
Common stock	705	700	704
Additional paid-in capital	6,355	6,259	6,316
Treasury shares	(92)	(100)	(98)
Retained earnings	2,126	1,290	2,025
Other reserves	125	64	70
Foreign currency translation	273	434	741

Shareholders’ equity—Parent company	9,492	8,647	9,758
Minority interests	1,327	2,260	2,571

Equity	10,819	10,907	12,329

Non-current liabilities	11,335	9,296	9,635
Deferred income tax liability	575	711	567
Pension & other employee benefits liabilities	1,161	1,301	1,218
Provisions	996	989	984
Long-term debt	8,585	6,275	6,856
Derivative instruments	18	20	10
Put options on shares of subsidiaries	262	207	263
Current liabilities	6,705	6,298	5,668
Pension & other employee benefits liabilities, current portion	143	102	156
Provisions, current portion	132	101	123
Trade payables	1,626	1,441	1,675
Other payables	1,802	1,788	1,575
Income tax payable	39	94	165
Short term debt and current portion of long-term debt	2,944	2,680	1,886
Derivative instruments	19	92	88

Total equity and liabilities	29,121	26,708	27,895

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 18 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

MILLION EUROS	JUNE 30, 2006	JUNE 30, 2005	DECEMBER 31, 2005
Net cash provided by (used in) operating activities
Net income	652	397	1,424
Adjustments for income and expenses non cash or not related to operating activities, for financial expenses and income taxes:
Depreciation and amortization of assets	522	454	973
Impairment losses	4	9	85
Income from associates	(19)	(14)	(38)
(Gains) on disposals, net	4	(3)	(37)
Finance costs (income)	195	181	427
Income taxes	280	217	424
Others, net	55	41	(46)
Change in operating working capital items, excluding financial expenses and income taxes	(766)	(458)	(352)

Net cash provided by operating activities before impacts of financial expenses and income taxes	927	824	2,860

Cash payments for financial expenses	(215)	(221)	(448)
Cash payments for income taxes	(239)	(263)	(526)

Net cash provided by operating activities	473	340	1,886

Net cash provided by (used in) investing activities
Capital expenditures	(744)	(534)	(1,454)
Investment subsidies received	—	—	2
Investment in subsidiaries and joint ventures (1)	(2,982)	(168)	(384)
Investment in associates	(6)	(4)	(10)
Investment in available for sale investments	(22)	(37)	(10)
Disposals (2)	100	58	154
Net decrease (increase) in loans and long-term receivables	(1)	4	18

Net cash (used in) investing activities	(3,655)	(681)	(1,684)

Net cash provided by (used in) financing activities
Proceeds from issuance of common stock	12	252	301
Proceeds from issuance of common stock – minority interests subscription	172	33	86
Decrease in treasury shares	6	2	4
Dividends paid	(447)	(408)	(408)
Dividends paid by subsidiaries to minority interests	(94)	(94)	(137)
Proceeds from issuance of long-term debt	2,674	1,166	2,100
Repayment of long-term debt	(1,407)	(895)	(2,050)
Increase (decrease) in short-term debt	1,639	(101)	(81)

Net cash (used in) financing activities	2,555	(45)	(185)

Increase (decrease) in cash and cash equivalent	(627)	(386)	17

Net effect of foreign currency translation on cash and cash equivalents	(36)	97	168
Cash and cash equivalents at beginning of year	1,735	1,550	1,550

Cash and cash equivalents at end of the period	1,072	1,261	1,735

(1) Net of cash and cash equivalents of companies acquired	2	14	28
(2) Net of cash and cash equivalents of companies disposed of	2	2	1

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Page 19 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

	OUTSTANDING SHARES	TREASURY SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY SHARES	RETAINED EARNINGS	OTHER RESERVES	FOREIGN CURRENCY TRANSLATION	SHAREHOLDERS’ EQUITY – PARENT COMPANY	MINORITY INTERESTS	EQUITY
	(NUMBER OF SHARES)		(MILLION EUROS)
Balance at January 1, 2005	170,919,078	1,834,396	684	6,013	(102)	1,337	32	(182)	7,782	2,119	9,901

Available for sale investments	—	—	—	—	—	—	28	—	28	—	28
Cash-flow hedge instruments	—	—	—	—	—	—	5	—	5	—	5
Change in translation adjustments	—	—	—	—	—	—	—	616	616	192	808

Income and expenses recognized directly in equity	—	—	—	—	—	—	33	616	649	192	841

Net income	—	—	—	—	—	359	—	—	359	38	397

Total income and expenses for the period (comprehensive income)	—	—	—	—	—	359	33	616	1,008	230	1,238

Dividends		—				(408)	—	—	(408)	(94)	(502)
Issuance of common stock (dividend reinvestment plan)	3,995,201	—	16	232	—	—	—	—	248	—	248
Issuance of common stock (exercise of stock options)	85,677	—	—	4	—	—	—	—	4	—	4
Share based payments	—	—	—	11	—	—	—	—	11	—	11
Treasury shares	—	(25,527)	—	—	2	—	—	—	2	—	2
Other movements—minority interests	—	—	—	—	—	—	—	—	—	5	5

Balance at June 30, 2005	174,999,956	1,808,869	700	6,260	(100)	1,288	65	434	8,647	2,260	10,907

Balance at January 1, 2006	175,985,303	1,785,693	704	6,316	(98)	2,025	70	741	9,758	2,571	12,329

Available for sale investments	—	—	—	—	—	—	48	—	48	—	48
Cash-flow hedge instruments	—	—	—	—	—	—	6	—	6	—	6
Deferred taxes and others	—	—	—	—	—	—	1	—	1	—	1
Change in translation adjustments	—	—	—	—	—	—	—	(468)	(468)	(93)	(561)

Income and expenses recognized directly in equity	—	—	—	—	—	—	55	(468)	(413)	(93)	(506)
Net income	—	—	—	—	—	548	—	—	548	104	652

Total income and expenses for the period (comprehensive income)	—	—	—	—	—	548	55	(468)	135	11	146

Dividends	—	—	—	—	—	(447)	—	—	(447)	(135)	(582)
Issuance of common stock (exercise of stock options)	184,384	—	1	11	—	—	—	—	12	—	12
Share based payments	—	—	—	28	—	—	—	—	28	—	28
Treasury shares	—	(118,070)	—	—	6	—	—	—	6	—	6
Other movements—minority interests	—	—	—	—	—	—	—	—	—	(1,120)	(1,120)

Balance at June 30, 2006	176,169,687	1,667,623	705	6,355	(92)	2,126	125	273	9,492	1,327	10,819

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 20 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated financial statements

Note 1. Business description

Lafarge S.A. is a French limited liability company (société anonyme) governed by French law. Our commercial name is “Lafarge”. The company was incorporated in 1884 under the name “J et A Pavin de Lafarge”. Currently, our by-laws state that the duration of our company is until December 31, 2066, and may be amended to extend our corporate life. Our registered office is located at 61 rue des Belles Feuilles, 75116 Paris, France. The company is registered under the number “542105572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de Commerce de Paris).

Based on sales, Lafarge is world leader in construction materials. The Group organizes its operations into four divisions: Cement, Aggregates & Concrete, Roofing and Gypsum.

The Group’s shares have been traded on the Paris stock exchange since 1923 and have been a component of the French CAC-40 market index since its creation. They are also included in the SBF 250 index and the Dow Jones Eurostoxx 50 index. Since July 23, 2001, the Group’s shares have traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares, or ADSs under the symbol “LR”. Each ADS represents one-fourth of one share.

As used herein, the terms “Lafarge S.A.” or the “parent company” refer to Lafarge a société anonyme organized under French law, without its consolidated subsidiaries. The terms the “Group” or “Lafarge” refer to Lafarge S.A. together with its consolidated companies.

The Board of Directors examined these interim financial statements on August 1, 2006.

Note 2. Summary of significant accounting policies

The Group consolidated financial statements at June 30, 2006 are prepared in accordance with the accounting policies applied by the Group at December 31, 2005. These accounting policies are described in Note 2 to the Consolidated Financial Statements of the 2005 annual report on Form 20-F and are compliant with the International Financial Reporting Standards (“IFRS”) as endorsed by the European Union, which does not differ for the Group with the IFRS as published by International Accounting Standards Board (“IASB”).

The interim report includes condensed financial statements and notes prepared in accordance with IAS 34 “Interim Financial Reporting”.

Note 3. Business segment and geographic area information

Operating segments are defined as components of an enterprise that are engaged in providing products or services and that are subject to risks and returns that are different from those of other business segments.

The Group operates in the following four business segments: Cement, Aggregates & Concrete, Roofing and Gypsum, each of which represents separately managed strategic business segments that have different capital requirements and marketing strategies. Each business segment is managed separately because each business segment develops, manufactures and sells distinct products.

Group management internally evaluates its performance based upon current operating income (defined as operating income before net gains on disposals and other operating income and expenses), share in net income of associates and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in associates and working capital) as disclosed in its business segment and geographic area information.

•	The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.

•	The Aggregates & Concrete segment produces and sells aggregates, ready mix concrete, other concrete products and other products and services related to paving activities.

•	The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems.

•	The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 21 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

The accounting policies applied to segment earnings comply with those described in Note 2 to the Consolidated Financial Statements of the 2005 annual report on Form 20F.

The Group accounts for intersegment sales and transfers at market prices.

As the Group’s primary segment reporting is business segment as described above, the secondary information is reported geographically with revenue presented by region or country of destination of the revenue.

(a) Business segment information

(million euros)	CEMENT	AGGREGATES & CONCRETE	ROOFING		GYPSUM	OTHER	TOTAL

JUNE 2006

Statement of income
Gross revenue	4,641	2,973	726		830	7	9,177
Less: intersegment	(397)	(10)	—		(11)	—	(418)

Revenue	4,244	2,963	726		819	7	8,759

Current operating income	871	188	37		110	(29)	1,177
Gains on disposals, net	(1)	4	(2)		(5)	—	(4)
Other operating income (expenses) Including impairment on assets and goodwill	(14 —)	(6 —)	(20 (4	) )	7 —	(32 —)	(65 (4	) )

Operating income	856	186	15		112	(61)	1,108

Finance (costs) income							(195)
Income from associates	2	7	1		9	—	19
Income taxes							(280)

Net income							652

Other information
Depreciation and amortization	(287)	(129)	(58)		(34)	(14)	(522)
Other segment non cash income (expenses) of operating income	(37)	(19)	(8)		—	38	(26)
Capital expenditures	399	181	62		82	20	744
Capital employed	14,816	4,687	2,273		1,556	197	23,529

Balance sheet
Investments in associates	117	41	141		83	8	390
Other segment assets	16,785	5,364	2,352		1,792	2,044	28,337
Unallocated assets (a)							394

Total assets							29,121

Segment liabilities	2,035	1,184	655		316	1,709	5,899
Unallocated liabilities and equity (b)							23,222

Total equity and liabilities							29,121

(a)	Deferred tax assets and derivative instruments.
(b)	Deferred tax liability, financial debt including put option on minority interests and derivative instruments, equity.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 22 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

(million euros)	CEMENT		AGGREGATES & CONCRETE	ROOFING		GYPSUM		OTHER	TOTAL

JUNE 2005
Statement of income
Gross revenue	3,797		2,337	681		725		14	7,554
Less: intersegment	(315)		(8)	—		(8)		(3)	(334)

Revenue	3,482		2,329	681		717		11	7,220

Current operating income	652		108	24		79		(26)	837
Gains on disposals, net	2		7	(4)		—		(2)	3
Other operating income (expenses) Including impairment on assets and goodwill	(36 (5	) )	(3 —)	(20 (3	) )	(1 (1	) )	1 —	(59 (9	) )

Operating income	618		112	—		78		(27)	781

Finance (costs) income									(181)
Income from associates	1		4	2		7		—	14
Income taxes									(217)

Net income									397

Other information
Depreciation and amortization	(252)		(95)	(59)		(36)		(13)	(455)
Other segment non cash income (expenses) of operating income	(79)		(24)	(8)		(1)		97	(15)
Capital expenditures	316		135	42		30		11	534
Capital employed	13,445		3,869	2,254		1,312		113	20,993

Balance sheet
Investments in associates	110		36	143		57		18	364
Other segment assets	15,352		5,288	2,547		1,594		1,086	25,867
Unallocated assets (a)									477

Total assets									26,708

Segment liabilities	1,818		1,016	676		279		2,027	5,816
Unallocated liabilities and equity (b)									20,892

Total equity and liabilities									26,708

(a)	Deferred tax assets and derivative instruments.
(b)	Deferred tax liability, financial debt including put option on minority interests and derivative instruments, equity.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 23 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

(million euros)	CEMENT	AGGREGATES & CONCRETE	ROOFING	GYPSUM	OTHER	TOTAL

DECEMBER 2005
Statement of income
Gross revenue	8,314	5,392	1,514	1,479	25	16,724
Less: intersegment	(719)	(15)	—	(17)	(4)	(755)

Revenue	7,595	5,377	1,514	1,462	21	15,969

Current operating income	1,770	398	98	151	(60)	2,357
Gains on disposals, net	10	14	(3)	3	13	37
Other operating income (expenses)	(76)	(6)	(52)	(8)	(15)	(157)
Including impairment on assets and goodwill	(53)	(4)	(20)	(7)	(1)	(85)

Operating income	1,704	406	43	146	(62)	2,237

Finance (costs) income						(427)
Income from associates	8	8	7	15	—	38
Income taxes						(424)

Net income						1,424

Other information
Depreciation and amortization	(519)	(233)	(123)	(71)	(27)	(973)
Other segment non cash income (expenses) of operating income	(88)	(11)	2	4	175	82
Capital expenditures	824	358	139	101	32	1,454
Capital employed	13,982	3,932	2,181	1,267	290	21,652

Balance sheet
Investments in associates	115	40	143	71	7	376
Other segment assets	16,043	5,313	2,289	1,524	1,883	27,052
Unallocated assets (a)						467

Total assets						27,895

Segment liabilities	2,023	1,138	670	321	1,744	5,896
Unallocated liabilities and equity (b)						21,999

Total equity and liabilities						27,895

(a)	Deferred tax assets and derivative instruments.
(b)	Deferred tax liability, financial debt including put option on minority interests and derivative instruments, equity.

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 24 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

(b) Geographic area information

	JUNE 30, 2006			JUNE 30, 2005			DECEMBER 31, 2005
(million euros)	Revenue	Capital expenditure	Capital employed	Revenue	Capital expenditure	Capital employed	Revenue	Capital expenditure	Capital employed

Western Europe	3,459	224	9,108	3,064	183	8,719	6,280	528	8,802
Of which :
France	1,386	123	2,051	1,229	73	1,749	2,384	221	1,888
Germany	231	16	1,054	227	13	1,092	530	52	1,030
Spain	348	8	792	267	14	759	519	99	718
United Kingdom	750	45	2,630	692	51	2,645	1,453	155	2,560

North America	2,375	285	6,937	1,834	180	5,083	4,516	440	5,273
Of which :
United States	1,614	220	5,504	1,256	132	3,775	2,909	328	3,900
Canada	761	65	1,433	578	48	1,308	1,607	112	1,373

Mediterranean Basin	399	36	888	291	21	952	671	70	926

Central and Eastern Europe	465	42	1,323	358	25	1,167	905	79	1,188

Latin America	403	36	1,212	320	42	1,056	707	101	1,261

Sub-Saharan Africa	836	38	1,024	654	19	919	1,414	76	1,034

Asia	822	83	3,037	699	64	3,097	1,476	160	3,168

Total	8,759	744	23,529	7,220	534	20,993	15,969	1,454	21,652

Note 4. Income taxes

The income tax expense for the period ended June 30, 2006 is calculated based upon the currently enacted tax rate for each entity or tax sub-group and is detailed as follows:

(million euros)	JUNE 30, 2006	JUNE 30, 2005	DECEMBER 31, 2005
Current income tax	200	229	630
Deferred income tax	80	(12)	(206)

Income tax	280	217	424

LAFARGE  |  INTERIM REPORT AT JUNE 30, 2006

Page 25 of 32 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Earnings per share

The computation and reconciliation of basic and diluted earnings per share for the periods ended June 30, 2006, June 30, 2005 and December 31, 2005 are as follows:

	JUNE 30, 2006	JUNE 30, 2005	DECEMBER 31, 2005
Numerator (million euros)
Net income – Group share	548	359	1,096
Interest expense on convertible debt (“OCEANE”)	—	—	46
Adjusted Net income—Group share	548	359	1,142
Denominator (thousands of shares)
Weighted average number of shares outstanding	174,341	169,145	171,491
Effect of dilutive securities — stock options	1,304	650	590
Effect of dilutive securities — convertible debt (“OCEANE”)	—	—	8,135
Total potential dilutive shares	1,304	650	8,725
Weighted average number of shares outstanding — fully diluted	175,645	169,795	180,216
Basic earnings per share (euros)	3.14	2.12	6.39
Diluted earnings per share (euros)	3.12	2.11	6.34

Note 6. Impact on the balance sheet of the acquisition of consolidated companies

On February 6th, 2006, the Group announced its intention to launch a cash tender offer for the outstanding 46.8% minority stake in Lafarge North America Inc. The offer was concluded on May 16, 2006. As a consequence of this transaction, the Group owns 100% of the common shares of Lafarge North America Inc.

The additional costs directly attributable to the acquisition of the minority stake in Lafarge North America Inc. have been aggregated in the acquisition cost. These costs mainly relate to fees paid for legal, accounting and banking engagements. The total acquisition cost amounts to approximately 2.8 billion euros, of which 105 million euros included in other payables, remain unpaid as of June 30, 2006

The preliminary goodwill arising from the transaction amounts to approximately 1.6 billion euros. It consists of the excess of acquisition cost over the net book value of the net assets acquired.

Previously to this transaction, Lafarge North America Inc. was fully consolidated, the method of consolidation remains unchanged as of June 30, 2006.

No other significant acquisition has taken place during the period ending June 30, 2006.

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CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Debt

This note discloses the debt excluding derivative instruments and put options on shares of subsidiaries.

Debt

(million euros)	AT JUNE 30, 2006	AT JUNE 30, 2005	AT DECEMBER 31, 2005
Repayable in more than five years	3,477	3,212	3,575
Repayable between one and five years	5,108	3,063	3,281

Long-term debt	8,585	6,275	6,856

Short-term debt and current portion of long-term debt	2,944	2,680	1,886

Total debt	11,529	8,955	8,742

At June 30, 2006, 3,165 millions euros of short-term debt (mainly commercial paper, drawdowns on committed credit facilities and short-term borrowings) have been classified as mid-term debt based upon the Group’s ability to refinance these obligations on a long-term basis through its committed credit facilities.

Financing of the cash tender offer for the remaining minority stake in Lafarge North America Inc.

In addition to its existing confirmed credit facilities, Lafarge S.A. entered into a $2.8 billion acquisition credit facility on February 5, 2006 concluded with BNP Paribas and JP Morgan. This credit facility was thereafter syndicated with 17 banks participating to the syndicate.

Following the purchase of the remaining minority stake in Lafarge North America Inc. in May 2006, the amount drawn under our credit facilities stood at $2.8 billion as at June 30, 2006.

On July 18, 2006 the amount of $2 billion was refinanced on the US bond market split in 3 trenches: 5 years for $600 million, 10 years for $800 million and 30 years for $600 million. The net proceeds of this bond issue were applied on July 24, 2006 to reduce the bank commitments on the credit line set up for the acquisition from $2.8 billion down to $819 million.

Average spot interest rate

The average spot interest rate of the debt, after swaps, as of June 30, 2006, is 5.4% (5.6% as of June 30, 2005 and 5.5% as of December 31, 2005).

Securitization programs

In January 2000, the Group entered into a multi-year securitization agreement in France with respect to trade receivables. This program was renewed in 2005 for a 5-years period.

Under the program, the subsidiaries agree to sell on a revolving basis, certain of their accounts receivables. Under the terms of the arrangement, the subsidiaries involved in these programs do not maintain control over the assets sold and there is no entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of the receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these programs do not qualify for derecognition of receivables. As such they are accounted for as secured financing.

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CONSOLIDATED FINANCIAL STATEMENTS

Trade receivables therefore include sold receivables totalling 265 million euros as of June 30, 2006 (264 million euros as of June 30, 2005 and 265 million euros as of December 31, 2005).

The current portion of debt includes 230 million euros as of June 30, 2006 related to these programs (230 million euros as of June 30, 2005 and 230 million euros as of December 31, 2005).

The agreements are guaranteed by subordinated deposits totalling 35 million euros as of June 30, 2006 (34 million euros as of June 30, 2005 and 35 million euros as of December 31, 2005).

The Group owns no equity share in the special purpose entities.

Note 8. Put options on shares of subsidiaries

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or former shareholders of the acquiring entities. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including debt and cash acquired, would amount to 304 million euros at June 30, 2006, 258 million euros at June 30, 2005 and 305 million euros at December 31, 2005.

Out of the outstanding debt at June 30, 2006, 97 million euros and 54 million euros can be exercised in 2006 and 2007, respectively. The remaining 153 million euros can be exercised starting 2008.

Put options granted to minority interests of subsidiaries are classified as debt. Out of the total options granted by the Group, the options granted to minority interests amounted to 262 million euros at June 30, 2006, 207 million euros at June 30, 2005 and 263 million euros at December 31, 2005, the remaining options were granted on shares of associates or joint ventures.

This specific debt is recorded by reclassifying the underlying minority interests and recording goodwill in an amount equal to the difference between the carrying value of minority interests and the value of the debt (123 million euros at June 30, 2006, 61 million euros at June 30, 2005 and 124 million euros at December 31, 2005).

Put options on shares of associates and joint-ventures are presented in Note 10(c) as Other commitments.

Note 9. Dividends distributed

The following table indicates the dividend amount per share the Group distributed for the year 2005 in 2006 and the dividend amount per share distributed for the year 2004 in 2005.

(euros, except total dividend distribution)	2005 APPROVED IN 2006	2004 APPROVED IN 2005
Total dividend distribution (million euros)	447	408

Base dividend per share	2.55	2.40

Increased dividend per share	2.80	2.64

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CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Commitments and contingencies

(a) Collateral guarantees and other guarantees

Collateral guarantees and other guarantees provided by the Group are as follows:

(million euros)	AT JUNE 30, 2006	AT DECEMBER 31, 2005
Securities and assets pledged	—	5
Property collateralizing debt	439	475
Guarantees given	233	271

Total	672	751

(b) Contractual obligations

The following details the Group’s significant contractual obligations.

(million euros)	PAYMENTS DUE PER PERIOD			AT JUNE 30, 2006	AT DECEMBER 31, 2005
	Less than one year	One to five years	More than five years
Debt *	2,944	5,108	3,477	11,529	8,742
Of which finance lease obligations	5	14	16	35	35
Scheduled interest payments **	395	928	772	2,095	2,260
Net scheduled obligation on interest rate swaps ***	(2)	(31)	(28)	(61)	(92)
Operating leases	194	412	279	885	863
Capital expenditures and other purchase obligations	1,108	686	323	2,117	1,902
Other commitments	49	132	42	223	177

Total	4,688	7,235	4,865	16,788	13,852

*	see Note 7—Debt
**	scheduled interest payments associated with variable rate are computed on the basis of the rates in effect at June 30.
***	scheduled interest payments of the variable leg of the swaps are computed based on the rates in effect at June 30.

The Group leases certain land, quarries, building and equipment. Total rental expense under operating leases was 72 million euros and 145 million euros for the periods ended June 30, 2006 and December 31, 2005, respectively.

Future expected funding requirements or benefit payments related to our pension and postretirement benefit plans are not included in the above table, because future long-term cash flows in this area are uncertain. Refer to the amount reported under the “current portion” of pension and other employee benefits liabilities in the balance sheet or in note 23 to the Consolidated Financial Statements of the 2005 annual report on Form 20-F for further information on these items.

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CONSOLIDATED FINANCIAL STATEMENTS

(c) Other commitments

The following details the other commitments of the Group.

(million euros)	AT JUNE 30, 2006	AT DECEMBER 31, 2005
Unused confirmed credit lines	2,977	3,467
Put option to purchase shares in associates or joint-ventures	42	42

Note 11. Legal and arbitration proceedings

On December 3, 2002, the European Commission imposed a fine on Lafarge in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. The Group vigorously challenges this decision and has brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters, on February 14, 2003. The proceedings are currently taking place before the court. The resolution procedure usually takes several years based on comparable cases. As a bank guarantee was given on behalf of the Group, no payment will have to be made before the decision of the court.

Following investigations on the German cement market, the German competition authority, the Bundeskartellamt, announced on April 14, 2003, that it was imposing fines on German cement companies, including one in the amount of 86 million euros on Lafarge Zement, our German cement subsidiary for its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is disproportionate in light of the actual facts and has brought the case before the Higher Regional Court, the Oberlandesgericht, in Düsseldorf. The court’s decision is not expected before several years. No payment nor any guarantee is required to be made or given prior to the court’s decision.

A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above and we recorded additional provisions in 2003, 2004 and 2005 as well as at June 30, 2006 in relation to interest on the amount of the fines since 2002 for a total amount of 35 million euros.

In late 2005, several class action lawsuits were filed in the United States District Court for the Eastern District of Louisiana. In their complaints, plaintiffs allege that our subsidiary, Lafarge North America Inc., and several other defendants are liable for death, bodily and personal injury and property and environmental damage to people and property in and around New Orleans, Louisiana, which they claim resulted from a barge that allegedly breached the Industrial Canal levee in New Orleans during or after Hurricane Katrina. Lafarge North America Inc. intends to vigorously defend itself in this action. Lafarge North America Inc. believes that the claims against it are without merit and that these matters will not have a materially adverse effect on its financial condition.

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any significant effect on the company’s and/or the Group’s financial position. To the company’s knowledge, there are no other governmental, legal or arbitration proceedings which may have or have had in the recent past significant effects on the company and/or the Group’s financial position or profitability.

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CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Related party transactions

Within the context of the financing of the acquisition of the shares held by the minority shareholders of Lafarge North America Inc., Lafarge S.A. entered on February 5, 2006 into a $2.8 billion credit facility with BNP Paribas and JP Morgan. The syndication of this credit facility among 17 banks on March 13, 2006 had the effect of bringing BNP Paribas’ commitment under the facility from $1.4 billion down to $250 million.

Since the refinancing of the facility through a $2 billion bond issue on the US market on July 18, 2006, the lenders’ commitments under the credit facility were reduced from $2.8 billion to $819 million with BNP Paribas’ commitment reduced from $250 million to $73.1 million.

Lafarge S.A. has appointed BNP Paribas together with Barclays, Citigroup and JP Morgan as joint book runners of this bond issue. Fees paid to BNP Paribas to this effect amounted to $2.19 million.

Note 13. Intention to divest the Roofing business

With its press release of June 22, 2006 the Group announced its intention to explore opportunities to divest the Roofing business, if valuation conditions are met and the Group can maintain a minority stake in this activity, in the best interests of its shareholders. As of publication date, this project has no impact on the financial statements as at June 30, 2006.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 3, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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